August 2, 2005


Mr. William Choi
Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Re:    Emergent Group Inc.
       Form 10-KSB for the Year Ended December 31, 2004
       File No. 0-21475

Dear Mr. Choi:

This letter is in response to your comment letter, dated July 22, 2005, concerning the above referenced filing.

Consolidated Statements of Operations, page F-3
-----------------------------------------------

1.   Comment:

     We note your presentation of basic and diluted earnings per share. Please explain your basis for excluding from diluted weighted-average shares outstanding the 203,993 shares underlying your options that are exercisable and in-the-money at December 31, 2004.

     Response:

     We have recomputed basic and fully diluted earnings per share and shares outstanding as shown per the attached spreadsheet. The diluted weighted average shares outstanding were computed using the weighted average price of the 13,777 shares that traded during 2004. We will use this approach in future filings or to the extent that minimal shares trade, we will prepare an updated valuation of the fair value of our common stock. Please note that the presentation included in our Form 10-KSB for 2004 was based on a valuation of $0.40 per share. As disclosed in our Form 10-KSB, there is no active trading market for our common shares. During 2004, only 13,777 common shares traded on the OTC Bulletin Board of total shares outstanding of 4,745,530. Such shares traded at share prices ranging from $0.11 to $2.50. The Company's common stock price is easily impacted by only a few shares trading due to the lack of trading volume. Under these circumstances, we believe that such share prices are not necessarily reflective of fair value. We used a fair market price per share of $0.40 in connection with our calculation of fully diluted shares outstanding. The price per share of $0.40 was based on an independent third party valuation performed in connection with a private placement of our common stock in June 2003. Therefore, we had concluded that such options were not in-the-money as of December 31, 2004 as the exercise prices of options were either equal to or greater than $0.40 per share. In any event, the earnings per share, as previously presented, did not change in light of the revised calculation.

August 2, 2005
Page 2


Notes to Financial Statements, page F-7
---------------------------------------

Note 4 - Equity Investment in Limited Liability Companies, page F-11
--------------------------------------------------------------------

2.   Comment:

     We note your disclosure related to your consolidation of two limited liability companies in which you hold 15% and 3% interest. We further note that you provide operating and administrative services to the LLCs. Please tell us on what basis you have concluded that PRI Medical is the primary beneficiary. Also, please provide us with information that supports your conclusion. Examples of information that may support your conclusion could include the agreement among the investors in the LLCs designating PRI Medical as the entity to absorb the majority of the entities' loss and/or receive the majority of the benefits or calculations demonstrating that PRI Medical bears the majority of the entities' credit risk.

     Response:

     PRI Medical provides all operational and administrative support to the LLCs for which we receive compensation. Such activities include, but are not limited to, providing the LLCs with sales and technician personnel, logistics and scheduling, and accounting and administrative services. In addition to our equity interest in such entities, PRI Medical receives a monthly management fee and is compensated or reimbursed for all services provided to the LLCs. The LLCs are heavily dependent upon PRI Medical in conducting and sustaining their on-going operations. Further, although there are no outstanding leases in 2004, historically, PRI Medical arranges for equipment lease financing on behalf of the LLCs and has served as the primary obligor under such arrangements. Should the need arise, PRI Medical will provide on-going financial support to the LLCs through cash advances until such time the LLCs realize sufficient cash flow to support operations on a stand-alone basis. In light of these circumstances we believed it to be appropriate to consolidate these LLCs to comply with the requirements of FIN 46. Attached is a copy of a typical Operating Agreement and Management Agreement used in connection with the formation and operation of such LLCs.

Note 5 - Property and Equipment, page F-11
------------------------------------------

3.   Comment:

     Please confirm that the "accessories and eyewear" component of property and equipment are items that you rent to customers as oppose to items that you sell to customers.

     Response:

     Accessories and eyewear are used in connection with the delivery of our mobile laser equipment rental and technician services to customers. We do not sell such items to customers.

Note 8 - Accrued Expenses, page F-13
------------------------------------

4.   Comment:

     Please tell us what the main components of the "other" category are.

     Response:

August 2, 2005
Page 3

     Please note that the "other" category consists of the following:


                                                 2004          2003
                                                 ----          ----

         Accrued Payables - vendors           $ 185,867      $238,492
         Sales Tax Payable                       85,895        92,264
         Accrued Professional Fees               75,470        75,772
         Customer Deposits                       30,150        31,042
         Accrued Commissions                     14,757        25,886
         Accrued 401K                             5,639         5,305
                                            -------------  ------------
                                              $ 397,778      $468,761
                                            =============  ============

     We will provide a more detailed breakdown of this line item in future filings.

5.   Comment:

     It appears that your calculation of the weighted average exercise price of your outstanding options at December 31, 2003 and 2004 may be incorrect. For example, it is unclear to us how granting options during 2003 with a weighted-exercise price of $0.40 could increase the weighted-average exercise price of outstanding options from $0.02 at January 1, 2003 to $0.50 at December 31, 2003. Please provide us with your calculations that support your roll-forward of the weighted average exercise price.

     Response:

     Review of the detailed spreadsheet used to calculate the weighted average exercise prices of outstanding stock options showed a formula error, which caused the weighted average exercise prices to be calculated incorrectly. The attached roll-forward schedule shows the corrected weighted average prices. We will make the appropriate corrections in our next filing of Form 10-KSB.

The Company and its management are responsible for the adequacy and accuracy of the disclosures in the filing discussed herein. Further, we understand the staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your review and comments regarding our filing. Please feel free to call me at (818) 638-4616 if you should have any questions or should you require additional information.

Very truly yours,

/S/ William M. McKay
--------------------
William M. McKay
Chief Financial Officer

Emergent Group Inc.
Basic and Fully Diluted Shares Outstanding
Year Ended December 31, 2004

Re: Comment #1
--------------

As Presented:
                                                           2004          2003
                                                           ----          ----

Net income                                              $  23,280   $   58,305

Basic and diluted earnings per share:
Before extraordinary item                               $    --     $    (0.03)
Extraordinary item                                           0.00         0.05
                                                        ---------   ------------
Basic and diluted earnings per share                    $    --     $     0.02
                                                        =========   ============

Basic and diluted weighted-average shares outstanding   4,744,551    2,684,339
                                                        =========   ============

As Revised:

Net income                                              $  23,280   $   58,305

Basic earnings per share:
Before extraordinary item                               $    --     $    (0.03)
Extraordinary item                                           0.00         0.05
                                                        ---------   ------------
Basic earnings per share                                $    --     $     0.02
                                                        =========   ============


Diluted earnings per share:
Before extraordinary item                               $    --     $    (0.03)
Extraordinary item                                           0.00         0.05
                                                        ---------   ------------
Diluted earnings per share                              $    --     $     0.02
                                                        =========   ============

Basic weighted-average shares outstanding               4,744,551    2,684,339
                                                        =========   ============
Diluted weighted-average shares outstanding             4,836,388    2,684,339
                                                        =========   ============

Re: Comment #2
--------------

                              MANAGEMENT AGREEMENT
                   FOR FRONT RANGE HOLMIUM LASER (LS#6), LLC
                                       BY
                                  PHYSIOLOGIC
                                    REPS INC.

--------------------------------------------------------------------------------



     This Management Agreement ("Agreement") is entered into on May _, 2000 between FRONT RANGE HOLMIUM LASER (LS#6), LLC ("Front Range"), and PHYSIOLOGIC REPS INC. ("PRI").

                                    RECITALS

     A. Front Range is a recently formed entity which owns and rents lasers for medical application.

     B. PRI is in the business of renting lasers to hospital, physicians and other health care providers.

     C. Front Range desires to engage the management services of PRI.

     In consideration of the promises and covenants contained in this Agreement, the parties hereto agree as set forth below.



                                    AGREEMENT



                                    Article 1
                                   ENGAGEMENT

     1.1 Engagement. Front Range engages PRI to furnish the management services described below to Front Range on the terms and conditions stated in this Agreement, and PRI accepts such engagement.

                               Article 2 TERM AND
                                   TERMINATION

     2.1 Term. The term of this Agreement shall commence upon the close of the offering as described in the Private Placement Memorandum For Front Range Holmium Laser (LS#6), LLC, dated May 1, 2000 {"Memorandum"), and shall terminate upon the liquidation of Front Range.

                                    Article 3
                                   DUTIES AND
                                  RIGHTS OF PRI


     3.1 Appointment of PRI. During the Term of this Agreement, PRI agrees for, and in consideration of the compensation provided below, to provide all management and operations of Front Range, as agent of Front Range, No fiduciary relationship is created as a result of this Agreement.

     3.2 Operation and Management of Front Range. PRI shall carefully and efficiently operate and manage Front Range and its business affairs under the provisions set forth in this Agreement. PRI's duties and obligations shall include, without limitation, those set forth below.

     3.3 Management Services. PRI shall oversee and manage all business aspects of Front Range, including but not limited to accounting, leasing, marketing, purchasing of supplies, administration, planning, collections, data processing, and other business office and administrative matters.

     3.4 Performance of Obligations. Provided Front Range timely provides PRI with the necessary funds, PRI will comply with and perform all covenants, obligations and iimitations, and pay all amounts imposed by law or by any contract.

     3.5 Consulting Duties.

          3.5.1 PRI shall hold himself available to consult with Front Range and at reasonable times.

          3.5.2 Under this Agreement PRI is an independent contractor and shall not be treated as an employee or member of Front Range for any purposes. PRI shall retain, at the expense of Front Range, such persons as it deems reasonably necessary to carry out or perform its functions under this Agreement.

     3.6 Employment of Others. PRI shall have the right to employ, engage, retain or deal with any persons, firms or corporations, including, but not limited to, attorneys, accountants, brokers, or other assistants, to perform services for Front Range that PRI believes is reasonably necessary in order for PR1 to properly perform the duties and obligations required of PRI under this Agreement. The cost to PRI for said services shall be chargeable to Front Range, and Front Range shall reimburse and pay over to PRI said costs on demand.

     3. 7 Bank and Other Accounts. All monies owned to or received by PRI on behalf of Front Range shall be deposited in Front Range's bank, checking or money market account.

     PRI shall, from time to time, establish, maintain or close such bank accounts, money market accounts or other accounts by and in the name of Front Range as PRI deems advisable, necessary or appropriate in order to properly manage the business affairs of Front Range. PRI may also open such investment, stock brokerage, stock trading, stock margin, or other types of investment and/or trading accounts as PRI deems reasonably necessary to carry out his obligations under this Agreement. PRI is authorized on behalf of Front Range and on his own act to sign all appropriate forms required for the establishment of said accounts and to sign all checks, drafts, notes, bills of exchange, acceptances, or other orders for the payment of money, and to endorse any checks, notes, bills, or other instruments owned, held, or endorsed to Front Range, or to do any other acts convenient or necessary to the opening, maintenance, and closing of such accounts, the deposit or withdrawal of funds therefrom and for any and all transactions related thereto. PRI is authorized, from time to time to designate or change the designation of the agent or agents of PRI who will be authorized to sign or countersign checks, drafts, or other orders for the payment of money issued in the name of Front Range against any funds deposited in any such accounts, and to revoke any such designation.

     3.8 Collection of Monies Due; Payment of Expenses. The collection of all rents, fees and other monies due Front Range, the payment and discharge of all costs, expenses, liabilities and obligations of or relating to Front Range.

     3.9 Collection of Rent: Payment of Expenses. The collection of all rents, and provided Front Range makes available the necessary funds, the payment and discharge of all costs, expenses, liabilities and obligations of or relating to the Lasers owned by Front Range.

     3.10 Power Of Attorney. PRI is given and granted full power and authority to do for Front Range and in Front Range's name, place and stead, and for Front Range's use and benefit, all and every act and thing whatsoever and to undertake any and all transactions, acts and proceedings (legal, arbitral or otherwise) in Front Range's name, place and every kind, nature and description whatsoever in connection with the business and personal affairs relative to the property of Front Range, as fully and to all intents and purposes as the Front Range might or could do if personally acting except PRI shall not have the power to buy, sell exchange, convey or transfer any interest in the property of Front RangG. The following enumeration of specific power shall not be interpreted as limiting, in any manner, the general grant of authority to PRI in this sub-paragraph, which power shall be absolute:

          3.10.1 To deposit in and withdraw funds from any and all bank, brokerage, or other accounts in and to which Front Range has any interest or right, including endorsing and cashing of checks and drafts payable to Front Range for any purpose related to Front Range's property or this Agreement.

          3.10.2 To execute, acknowledge and deliver rental agreements, covenants, agreements and assignments of agreements, mortgages {or deeds of trust) and assignments or mortgages (or deeds of trust), subordinations or liens or encumbrances, bills of lading, bills, bonds, notes, receipts, evidences of debts, releases and satisfactions of mortgages {or deeds of trust), judgments and other debts, and other instruments in writing of whatever kind and nature, all upon such terms and conditions and under such covenants as said PRI shall approve.

          3.11 Use Of The Lasers. PRI shall not permit any use of Front Range's Lasers, except as contemplated by the Memorandum.

     3.12 Contracts And Supplies. PRi shall, if Front Range provides the necessary funds therefor, purchase any materials and supplies that are necessary to properly maintain or use the Lasers. PRI shall use his best efforts to secure for and credit to Front Range any discounts, commissions or rebates obtainable as a result of such purchases. PRI shall, at all times, make purchases of labor and materials at the lowest possible cost as in its judgment is consistent with good quality workmanship and service standards.

     3.13 Legal Proceedings. PRI shall institute in the name of PRI or Front Range, but in any event at the expense of Front Range, any and all legal actions or proceedings, including, but not limited to proceedings to collect charges, rent or other income from Front Range's Lasers.

     3.14 Minimum Amount Of Service PRI shall devote only so much time to the affairs of Front Range as PRI in its judgment deems necessary; and PRi may represent, perform services for, and be employed by such additional clients, persons, or companies as PRI in its sole discretion sees fit.

     3.15 Right To Manage. Except as specifically provided in the contrary herein, and to the greatest degree allowable under the laws of the State of California, it is the intent of Front Range to confer on PRI the right to manage and direct the business affairs of Front Range which arise in the ordinary course of business.

     3.16 Broad Powers Granted To PRI. Except as expressly provided for in this Article PRI is given and granted full power and authority to do for Front Range and in Front Range's name, place and stead, and for Front Range's use and benefit, all and every act and thing whatsoever and to undertake any and all transactions, acts and proceedings (legal, arbitral or otherwise) in Front Range's name, place and every kind, nature and description whatsoever in connection with the business affairs of Front Range, as fully and to all intents and purposes as Front Range might or could do if personally acting.

                                    Article 4
                                   ACCOUNTING

     4.1 Books and Records. In conjunction with Front Range's accountant, PRI shall, at the expense of Front Range, keep and, on behalf of Front Range, supervise and direct the keeping of a comprehensive system of office records, books and accounts in a manner satisfactory to Front Range, which records shall be subject to examination by Front Range or his authorized agents and attorneys at all reasonable hours.

                                    Article 5
                                 RIGHT TO REVIEW

     5.1 Front Range's Right of Inspection and Review. PRI shall accord to Front Range, its accountants, attorneys and agents, the right to enter upon any part of Front Range's premises upon reasonable notice during the term of this Agreement for the purpose of examining, inspecting, or making extracts of books and records of Front Range, but any inspection shall be done with as little disruption to the business of PRI as possible. Books and records of Front Range shall be kept at the business office of PRI or at the location where any central accounting and bookkeeping services are performed by or for PRI, or at such other place as Front Range and PRI agree.

                                    Article 6
                                  COMPENSATION

     6.1 Compensation. Front Range agrees to pay to PRI and PRI agrees to accept compensation for the services to be provided under this Agreement and amount equal to twenty-five percent (25%) of the gross revenue of Front Range. Such amount will be calculated, and distributed to PRI within 30 days of the conclusion of each calendar quarter.

     The compensation due under this Agreement, is separate from, and in addition to any compensation to be received by PRI under the Memorandum or the Operating Agreement for Front Range.

     6.2 Reimbursement of Expenses. Front Range shall advance to PRI or reimburse PRI for any and all costs, expenses, debts and expenditures which PRI suffers or incurs in connection with rendering services under this Agreement. Front Range shall reimburse PRI at the request of PRI, subject to presentation by PRI of proper receipts or supporting documentation, unless such receipts or documentation are not available due to circumstances beyond PRI's control.


                                    Article 7
                                   EXCLUSIVITY

     7.1 Exclusivity. PRI intends to provide management and consulting services to other entities, some of whom may be in competitive business with that of Front Range. Front Range hereby acknowledges this potential conflict of interest, and waives same to the fullest extent permitted by law.

                                    Article 8
                             LIMITATION ON LIABILITY

     8.1 Limited Liability. PRI shall not be liable to Front Range, or to anyone who may claim any right due to his relationship with Front Range, for any acts or omissions or alleged acts or omissions in the performance of said services on the part of PRI or by any of his agents, employees or consultants; except when said acts or omissions or alleged acts or omissions of PRI are due to his willful misconduct.

     8.2 Indemnification. Front Range shall indemnify and hold PRI, his agents, accountants, attorneys, employees and independent contractors free and harmless from and against any loss, expense, damage, injury, obligations, costs, claims, judgments, attorneys' fees, and attachments arising from or growing out of his activities on behalf of Front Range or the services rendered to Front Range pursuant to the terms of this Agreement or in any way connected with the rendering of said services, except when the same shall arise due to the willful misconduct of PRI, and PRI is adjudged to be guilty of willful misconduct by a court of competent jurisdiction.

                                    Article 9
                                  MISCELLANEOUS


     9.1 Amendment. This Agreement may be amended by the parties. No amendment will be effective unless in writing, and signed by both of the parties.

     9.2 Assignability. Except as otherwise expressly provided in this Agreement, no party may assign any rights or delegate any duties under this Agreement without the prior written consent of the other party. Any attempted assignment or delegation without the required consent shall be void.

     9.3 Captions. The titles and captions are included only as a matter of convenience. They shall not affect the interpretation of any provision.

     9.4 Consents and Approvals. A party shall not unreasonably withhold a consent provided for in this Agreement, unless the Agreement specially permits otherwise. Consents shall be effected only by notice.

     9.5 Construction of Agreement. Each party and their/its counsel have participated fully in the review and revision of this Agreement. Any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not apply in the interpretation of this Agreement.

     9.6 Corporate Assets. If a party breaches this Agreement, the non-breaching party agrees to look solely to the assets of the breaching corporation in satisfaction of any damages incurred or judgment obtained as a result of the breach. The non-breaching party waives any claim it has against the breaching corporation to pierce the corporate veil, or to otherwise disregard the corporation. The shareholders, corporate officers, directors, employees, attorneys, agents or affiliates of the breaching party shall not be liable under or with respect to this Agreement.

     9.7 Counterparts. This Agreement may be executed in two counterparts, each of which shall be deemed an original, but taken together shall constitute one instrument. This Agreement shall be effective only when signed by all of the parties.

     9.8 Further Assurances. Each party will do such further acts, including executing and delivering additional agreements or instruments as the other may reasonably require, to consummate, evidence or confirm the agreements contained in this Agreement.

     9.9 Governing Law. This Agreement shall be construed and enforced according to the laws of the State of California applicable to agreements made and to be performed wholly within the State.

     9.10 Independent Contractor. Nothing contained in this Agreement shall constitute or be construed to create a partnership or joint venture between Front Range and PRI. In entering into this Agreement, and in acting in compliance with it, PRI is at all times acting and performing as an independent contractor.

     9.11 Integration. The making, execution and delivery of this Agreement by the parties has not been induced by any representations, statements, warranties or agreements other than those expressed in this Agreement. This Agreement embodies the entire understanding of the parties. There are no other agreements or understandings, written or oral, in effect between the parties relating to the subject matter of this Agreement, unless expressly referenced in this Agreement.

     9.12 No Third Party Rights. The parties do not intend the benefits of this Agreement to inure to any person or entity not a party to this Agreement.

     9.13 Notices.

          9.13.1 All notices, demands or requests ("Notices") which are required or permitted to be given pursuant to this Agreement shall be in writing. Notices shall be delivered personally, by commercial carrier, by fax or by registered or certified mail, postage prepaid, to the party's last known address.

          9.13.2 Notice given personally, by commercial carrier and by fax is effective upon delivery. Notice given by United States mail is effective the third (3rd) United States Post Office delivery day after the date of mailing.

          9.13.3 Either party may change their/its address for Notices by notice given pursuant to this section.

     9.14 Partial Invalidity. If any provision of this Agreement is found to be invalid or unenforceable by any court or arbitral tribunal, only that provision will be ineffective, unless its invalidity or unenforceability will defeat an essential business purpose of this Agreement.

     9.15 Successors and Assigns. This Agreement and the rights and obligations of the parties shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns.

     9.16 Waiver of Right. No waiver of or failure by any party to enforce a provision, covenant, condition or right under this Agreement (collectively, "Right") shall be construed as a subsequent waiver of the same Right, or a waiver of any other Right. No extension of time for performance of any obligations or acts shall be deemed an extension of the time for performance of any other obligations or acts.

     IN WITNESS WHEREOF, the parties have executed this Agreement in Los Angeles, California.

                                           FRONT RANGE HOLMIUM LASER (LS#6), LLC
                                           By its manager:

                                           PHYSIOLOGIC REPS INC.

                                           By:______________________
                                              Gregory A. Bonnifield, President




                                           PHYSIOLOGIC REPS INC.


                                           By:_____________________
                                              Gregory A. Bonnifield, President

Re: Comment #2
--------------


                     FRONT RANGE HOLMIUM LASER (LS #6), LLC
                           FIRST AMENDED AND RESTATED
                  LIMITED LIABILITY COMPANY OPERATING AGREEMENT


     This Amended and Restated Limited Liability Company Operating Agreement (the "Agreement") is entered into as of January 6, 2004 (the "Effective Date") by and among Physiologic Reps Inc., a California corporation ("PRI") and those persons who subscribe to membership in Front Range Holmium Laser (LS #6), LLC ("Front Range" or the "Company"), and whose signature pages are attached to this Agreement (collectively, the "Members").

                                    RECITALS

     WHEREAS, PRI as a Member and Manager, and the Members formed Front Range, a California limited liability company pursuant to the provisions of the California Beverly-Kille a Limited Liability Company Act as set forth in Title
2.5 (commencing with Section 17000) of the Corporations Code of the State of California (the "Law").

     WHEREAS, effective May 1, 2000, PRI and the Members entered into an Operating Agreement to provide for governance of the Company (the "Initial Operating Agreement");

     WHEREAS, in order to provide for more effective governance of the Company and clarify certain provisions, PRI and the Members are entering into this Amended and Restated Operating Agreement.

1. Definitions

     1.1. Definitions. The following terms shall have the meanings set forth next to each term:

          A. "Adjusted Capital Account Deficit" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

               (i). Increase such Capital Account by any amounts which such Member is obligated to contribute to Front Range (pursuant to the terms of this Agreement) or is deemed to be obligated to contribute to Front Range pursuant to Regulations Sections 1.7042(g)(1) and 1.704-2(i)(5); and

               (ii). Reduce such Capital Account by the amount of the items described in Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

          B. "Affiliate"  means, when used with reference to a specified Person,
(i) the Principal of the Person, (ii) any Person directly or indirectly controlling, controlled by or under common control with such Person, (iii) any Person owning or controlling 10% or more of the outstanding voting interests of such Person, and (iv) any relative or spouse of such Person;

          C.  "Agreement"   means  this  Limited   Liability  Company  Operating
Agreement, as originally executed and as amended from time to time;

          D. "Articles of Organization" means the articles of organization filed with the California Secretary of State for the purpose of forming the Company;

          E. "Available Cash Flow" means, with respect to any Fiscal Year or other period, the sum of all cash receipts of Front Range from any and all sources, less all cash disbursements (including loan repayments, capital improvements and replacements) and a reasonable allowance for Reserves, contingencies and anticipated obligations as determined by the Manager;

          F.  "Business  of Front  Range"  shall have the  meaning  set forth in
Section 2.6 hereof;

          G.  "Capital  Account" of a Member shall have the meaning set forth in
Section 3.5 hereof;

          H. "Capital Contribution" means the total amount of cash and the agreed fair market value (net of liabilities) contributed to Front Range by that Member;

          I. "Code" means the Internal Revenue Code of 1986, as amended (or any corresponding provision or provisions of any succeeding law);

          J. "Depreciation" means, for, each Fiscal Year or other period, an amount equal to the depredation, amortization or other cost recovery reduction allowable with respect to an asset for such Fiscal Year or other period;

          K. "Dissolution" means (i) when used with reference to Front Range, the earlier of (A) the date upon which Front Range is terminated under the Law, or any similar provision enacted in lieu thereof, or (B) the date upon which Front Range ceases to be a going concern, and (ii) when used with reference to any Member, the earlier of (A) the date upon which there is a Dissolution of Front Range or (B) the date upon which such Member's entire interest in Front Range is terminated by means of a distribution or series of distributions by Front Range to such Member;

          L. "Fiscal Year" means the period starting January 1 and ending December 31 of that year;

          M. "Front Range Interest" or "Interest" means an ownership interest in Front Range as a Member or Manager, expressed as a Percentage Interest, and the right to vote or participate in the management of Front Range, and the right to information concerning the business and affairs of Front Range, as provided in this Agreement and under the Law;

          N. "Front Range Loan" means any loan made by the Manager to the Company, such Loans to be made at the option of the Manager without an obligation to so do, and only to the extent Front Range does not have sufficient resources (assets, borrowings or otherwise) to meet its obligations. A Front Range Loan shall bear interest at a rate equal to the highest rate of interest being paid by the Manager, or ten percent (10%) per annum, whichever is less;

          O. "Front Range Minimum Gain" means the amount determined by computing with respect to each non-recourse liability of Front Range, the amount of gain (of whatever character), if any, that would be realized by Front Range if it disposed (n a taxable transaction) of the Property subject to such liability in full satisfaction thereof, and by then aggregating the amounts so computed as set forth in Regulations Section 1.704-2(d);

          P. "Manager" means PRI or the Person elected to manage the Company, each pursuant to Section 6.1 of this Agreement;

          Q. "Member" means each Person who:

               (i). Has been admitted to Front Range as a member in accordance with the Articles of Organization or this Agreement, or an assignee of an Interest.

               (ii). Has not resigned, withdrawn or been expelled as a Member or, if other than an individual, been dissolved. Reference to a "Member" shall be to any one of the Members.

               (iii). Is set forth on Schedule 1.1(A) (including PRI in its capacity as a Member), has that Capital Contribution set forth next to its name, and who owns that Interest also set forth next to its name.

          R. "Member Non-Recourse Debt" has the meaning set forth in Regulations
Section 1.7042(b)(4);

          S. "Member Non-Recourse Debt Minimum Gain" means an amount, with respect to each Member Non-Recourse Debt, equal to Front Range Minimum Gain that would result if such Member Non-Recourse Debt were treated as a non-recourse liability of Front Range, determined in accordance with Regulations Sections 1.7042(i)(2) and (3);

          T. "Member Non-Recourse Deductions" has the meaning set forth in Regulations Section 1.714-2(i)(2). The amount of Member Non-Recourse Deductions with respect to a Member Non-Recourse Debt for a Fiscal Year of Front Range equals the excess (if any) of the net increase (if any) in the amount of Member Non-Recourse Debt Minimum Gain attributable to such Member Non-Recourse Debt during that Fiscal Year over the aggregate amount of any distributions during that Fiscal Year to the Member that bears (or is deemed to bear) the economic loss for such Member Non-Recourse Debt to the extent such distributions are from the proceeds of such Member Non-Recourse Debt and are allocable to an increase in Member Non-Recourse Debt Minimum Gain attributable to such Member Non-Recourse Debt determined in accordance with Regulations Section 1.704-2(i)(2);

          U. "Net Capital Contributions" means the aggregate of a Member's Capital Contributions over the aggregate distributions theretofore made to such Member pursuant to Section 5.1;

          V. "Net Profits" and "Net Loss" mean, for each Fiscal Year or other period, an amount equal to the Company's taxable income or loss for such year or period (as calculated after fees, charges and costs payable to PRI as Manager), determined in accordance with Code section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code section 703(a)(1) shall be included in taxable income or loss, less the Manager Fee, etc.), with the following adjustments;

               (i). Any income of Front Range that is exempt from Federal income tax and not otherwise taken into account in computing Net Profits or Net Loss shall be added to such taxable income or loss;

               (ii). Any expenditures of Front Range described in Code section 705(b)(2)(B) or treated as Code section 705(b)(2)(B) expenditures pursuant to Regulations Section 1.704-1 (b)(2)(iv)(i) and not otherwise taken into account in computing Net Profits or Net Loss shall be subtracted from such taxable income or loss;

               (iii). Gain or loss resulting from any disposition of Property with respect to which gain or loss is recognized for Federal income tax purposes shall be computed by reference to the fair market value of the Property disposed of, notwithstanding that the adjusted tax basis of such Property differs from its fair market value;

               (iv). In lieu of depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Fiscal Year or other period, computed in accordance with the subsection hereof entitled "Depreciation"; and

               (v). Notwithstanding any other provision of this subsection, any items of income, gain, loss or deduction, which are specifically allocated, shall not be taken into account in computing Net Profits or Net Loss.

          W. "Percentage Interests" or "Interest" of the Members in the Net Profits and Losses of the Company means the interest of a Member in the Company expressed as a percentage based on the total number of interests in the Company owned by a Member (fractional and whole) over the total number of Interests outstanding. Profits and losses and distributions of the Company will be allocated to Members based on their Percentage Interests. (for example, if there are 15 equal Members, then each shall be allocated 6-2/3% of the profits and losses of Front Range). The Percentage Interests of the Members are set forth on
Schedule 1.1(A) of this Agreement;

          X.  "Period of  Duration"  has the  meaning  set forth in Section  2.5 hereof;

          Y. "Person" means an individual, partnership, limited partnership, corporation, trust, estate, association, limited liability company, or other entity, whether domestic or foreign; and

          Z. "Principal means the natural Person who is in ultimate control of a Member.

          AA. "Property" means all of the assets of Front Range, both tangible and intangible, real or personal, and any portion thereof;

          BB. "Regulations" means the federal income tax regulations promulgated by the Treasury Department under the Code, as such regulations may be amended from time to time. All references herein to a specific section of the Regulations shall be deemed also to refer to any corresponding provisions of succeeding Regulations;

          CC. "Reserves" means funds set aside from Capital Contributions or gross cash revenues as reserves. Reserves shall be maintained in amounts reasonably deemed sufficient by the Manager for working capital and the payment of taxes, insurance, debt service, repairs, replacements renewals, or other costs or expenses incident to the Business of Front Range, or in the alternative, the Dissolution of the Company;

          DD. "Secretary of State" shall mean the Secretary of State of the State of California;

          EE. "Vote" means, except where provided otherwise in this Agreement, or required by the terms of the Law, Code or Regulations, all decisions made by the Company shall be approved by a vote of fifty-one percent (51 %) of the Members (including the Manager in its capacity as a Member), wherein each Member casts a number of votes equal to its Percentage Interest;

     1.2. Other Definitional Provisions. Any of the Terms defined in Section 1.1 above unless the context requires otherwise, be used in the singular or in the plural depending on the reference. The term "including", "includes," and "include" shall be deemed to be followed by the words "without limitation; and words such as "herein", "hereinafter", "hereto", "hereby" and "hereunder", when used with reference to this Agreement, refer to this Agreement as a whole, unless the context otherwise requires;

2. Organization

     2.1. Organization. The Members formed Front Range pursuant to the Law by filing the Articles of Organization with the Secretary of State.

     2.2. Name. The name of Company is "Front Range Holmium Laser (LS #6), LLC. The Members shall operate the Business of the Company under that name or such other or additional names as the Members deem necessary or desirable.

     2.3. Principal Office. Front Range shall maintain its principal place of business at 932 Grand Central Avenue, Glendale, CA 91201, or any other location as determined by the Manager.

     2.4. Agent for Service of Process. The name and address of the Company's agent for service of process is Medical Resources Management Financial, Inc., 932 Grand Central Avenue, Glendale, CA 91201, attention [name of officer].

     2.5. Duration. The period of duration of Front Range ("Period of Duration") shall be ten (10) years commencing on the date of the filing of the Articles of Organization with the California Secretary of State unless sooner terminated in accordance with this Agreement. In the event that there is a change in applicable law that makes it difficult, or potentially illegal for Front Range to operate as planned, then the Manager shall either restructure the business of Front Range, or it shall terminate Front Range sooner than the 10 years.

     2.6. Business and Purpose. The purpose of Front Range is limited to the acquisition through purchase or lease and operation of medical equipment, including lasers principally for soft tissue lithotripsy. Front Range will initially acquire two (2) lasers; and may acquire additional medical equipment in the future, if in the reasonable discretion of the Manager such acquisition is warranted. In connection with such Business, the Company may enter into a management agreement with Physiologic Reps Inc., an affiliate of Manager (or such other third party as the Manager may deem appropriate), to manage the leasing of the Equipment to hospitals and other healthcare facilities, institutions and providers.

3. Capital Contributions

     3.1. Contributions and Issuance of New Membership Interests.

          3.1.1. The-Members executing this Agreement as of the Effective Date (other than Manager) shall have contributed to Front Range the sum of Five Thousand Dollars ($5,000.00) (in cash, guaranteed debt amount or otherwise) for each Percentage Interest acquired by that Member, as a Capital Contribution.

          3.1.2. Thereafter, the Manager shall determine on each and every third anniversary of the Effective Date of this Agreement (the "Re-Evaluation Date") the amount of the Capital Contribution to be required from a Person seeking to become a Member or acquire additional Interests. In establishing the amount of the Capital Contribution on each Re-Evaluation Date, the Manager shall use commercially reasonable efforts to determine the fair market value of the

Interests as of the Re-Evaluation Date and may in its discretion retain the services of outside consultants to assist in the re-evaluation.

          3.1.3.  The  Manager  shall  issue   fractional   interests  or  issue
additional Interests to new or existing Members upon approval of the Executive Board.

          3.1.4. Each Member's Interest in the Company shall be expressed as a percentage equal to the number of Interests owned by such Member over the total number of Interests outstanding.

     3.2. Additional Contributions. No Member shall be required to (a) make any additional Capital Contributions, or (b) make any loan (except for loans authorized under this Agreement from PRI in its capacity as Manager and Manager's obligation to fund the costs of operations of the Company for the first six (6) months ending October 2000.

     3.3. Right to Capital. No Member shall have the right to withdraw, or receive any return of, its Capital Contribution, and no Capital Contribution may be returned in the form of property other than cash except as specifically provided herein. Except as expressly provided in this Agreement, no Capital Contribution of any Member shall bear any interest or otherwise entitle the contributing Member to any compensation for use of the contributed capital.

     3.4. No Compensation to Members. Subject to Section 6.8 below and such other fees and expenses as may be paid to Manager; the Company shall not pay any compensation to any Member or any Principal of any Member.

     3.5. Capital Accounts.

          3.5.1. A separate capital account ("Capital Account") shall be maintained for each Member. For book purposes, each Member's Capital Account will be separated into a contribution account and an income (loss) account, and will be maintained according to generally accepted accounting principles.

          3.5.2. The Capital Account of each Member shall be:

               A. Increased by (i) such Member's cash contributions; and (ii) the fair market value of property contributed by such Member as agreed to by the Member and the Manager based on a good faith determination of market value (net of liabilities secured by such contributed property that Front Range is considered to assume or take subject to under Code section 752); and

               B. Decreased by (i) the amount of cash distributed to such Member; (ii) the agreed fair market value of all actual and deemed distributions of property made to such Member pursuant to this Agreement (net of liabilities secured by such distributed property that the Member is considered to assume or take subject to under Code section 752); and (iii) all items of deductions and loss allocated to such Member pursuant to Article 4 or other provisions of this Agreement.

          3.5.3. For purposes of computing the balance in a Member's Capital Account, no credit shall be given for any Capital Contribution that such Member is to make until such contribution is actually made.

          3.5.4. Section 3.4 and other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Regulations
Section 1.704-1 (b), and shall be interpreted and applied in a manner consistent with such Regulations Section. To the extent such provisions are inconsistent with such Regulations Section or are incomplete with respect thereto, Capital Accounts shall be maintained in accordance with such Regulations Section.

          3.5.5. In the event a Member transfers an Interest in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred Interest.

4. Allocation Of Profits And Losses

     4.1. Allocation of Net Profits and Losses. Except as otherwise provided in this Article 4, Net Profits and Net Loss for each Fiscal Year shall be allocated among the Members as follows:

          4.1.1. Net Profits shall be allocated among the Members (i) first, to each Member until the cumulative Net Profits allocated to such Member is equal to the cumulative Net Loss allocated to the Member pursuant to Section 4. (b) below for any prior period; and (ii) thereafter, to the Members in accordance with their Percentage Interests.

          4.1.2. Except as may be otherwise provided in this Article 4, Net Loss shall be allocated among the Members:

               A. First, to offset any Net Profits allocated pursuant to Section 4(a) (i) above, and then to offset any Net Profits allocated pursuant to Section 4(a) (ii) hereof (in each case pro rata in proportion to their shares of Net Profits being offset);

               B. Second, in proportion to the positive balances, if any, in the Members' respective Capital Accounts, until such balances are reduced to zero; and

               C. Third, to the Members, pro rata, in accordance with their Percentage Interests; provided, however, that if. and to the extent that the allocation of Net Loss in this manner would cause a Member to have an Adjusted Capital Account Deficit at the end of the Fiscal Year, then such Net Loss shall instead be allocated to the Member who has the largest Percentage Interest.

     4.2. Residual Allocations. Except as otherwise provided in this Agreement, all items of Front Range income, gain, loss, deduction, and any other allocations not otherwise provided for in this Agreement shall be divided among the Members in the same proportions as they share Net Profits or Net Losses, as the case may be, for the Fiscal Year.

     4.3. Qualified Income Offset. If any Member unexpectedly receives any adjustments, allocation or distributions described in clauses (4), (5) or (6) of Regulations Section 1.704-1(b)(2)(i)(d), then items of Front Range income shall be specially allocated to such Member in an amount and manner sufficient to eliminate the Adjusted Capital Account Deficit created by such adjustments, allocations or distributions as quickly as possible. This Section 4.3 Is intended to constitute a "qualified income offset" within the meaning of Regulations Section 1.7041(b)(2)(i)(d)(3).

     4.4. Minimum Gain Chargeback. If there is a net decrease in Front Range Minimum Gain during a Fiscal Year, each Member will be allocated, before any other allocation under this Article 4, items of income and gain for such Fiscal Year (and if necessary, subsequent years) in proportion to and to the extent of an amount equal to such Member's share of the net decrease in Front Range Minimum Gain determined in accordance with Regulations Section 1.704-2(g)(2). This Section 4.4 is intended to comply with, and shall be interpreted consistently with, the "minimum gain chargeback" provisions of Regulations
Section 1.704-2(f).

     4.5. Member Non-Recourse Debt Minimum Gain Chargeback. Notwithstanding any other provision of this Article 4, (but subject to Section 4.4 above), if there is a net decrease in Member Non-Recourse Debt Minimum Gain attributable to a Member Non-Recourse Debt during any Fiscal Year of Front Range, each Member who has a share of the Member Non-Recourse Debt Minimum Gain attributable to such Member Non-Recourse Debt, determined in accordance with Treasury Regulations
Section 1.70420(5), shall be specially allocated items of Front Range income and gain for such year (and, if necessary, subsequent years) in an amount equal such Member's share of the net decrease in Member Non-Recourse Debt Minimum Gain attributable to such Member Non-Recourse Debt, determined in accordance with Regulations Section 1.704-20(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Regulations Section 1.70420(4). This Section 4.5 is intended to comply with a minimum gain chargeback requirement of the Regulations, and shall be interpreted consistently therewith.

     4.6. Member Non-Recourse Deductions. Any Member Non-Recourse Deduction for any Fiscal Year or other period, shall be specially allocated to the Member who bears (or is deemed to bear) the economic risk of loss with respect to the Member Non-Recourse Debt to which such Member Non-Recourse Deductions are attributable in accordance with Regulations Section 1.704-20(2).

     4.7. Special Allocations. Any special allocations of items of Net Profits pursuant to Sections 4.4, 4.5 and 4.6 shall be taken into account in computing subsequent allocations of Net Profits pursuant to Section 4. 1, so that the net amount of any items so allocated and the gain, loss and any other item allocated to each Member pursuant to Section 4.1 shall, to the extent possible, be equal to the net amount that would have been allocated to each such Member pursuant to the provisions of this Article if such special allocations had not occurred.

     4.8. Section 704(c) Allocation. Any item of income, gain, loss, and deduction with respect to any property (other than cash) that has been contributed by a Member to the capital of Front Range and which is required or permitted to be allocated to such Member for income tax purposes under Section 704(c) of the Code so as to take into account the variation between the tax basis of such property and its fair market value at the time of its contribution shall be allocated to such Member solely for income tax purposes in the manner so required or permitted.

     4.9. Obligations of Members to Report Allocations. The Members acknowledge the income tax consequences of the allocations made by this Agreement and hereby agree to be bound by this Agreement in reporting their shares of Front Range income and loss for income tax purposes.

5. Distributions

     5.1. Available Cash Flow. Available Cash Flow (after reservation of such amounts for reserves as is deemed appropriate by Manager) shall be distributed to the Members as follows:

          5.1.1. First, to the Manager in payment of any outstanding loans from the Manager to the Company, with payments made first to all accrued but unpaid interest on all Front Range Loans, if any, has been paid, and then to the principal amounts thereof.

          5.1.2. Second, to the Members, pari passu, on a pro rata basis, until all Net Capital Contributions have been repaid.

          5.1.3. Third, to the Members in accordance with their applicable Percentage Interests as of the date of such distribution.

     5.2. Time of Distributions. Manager shall use reasonable efforts to make distributions of Available Cash Flow, if any, to the Members within 30 days after the end of each calendar quarter.

6. Rights. Duties. Obligations And Compensation Of Managers And Officers

     6.1. Manager.

          6.1.1. The initial manager of the Company shall be PRI who shall serve as Manager until such time as PRI seeks to resign. In the event PRI participates in a merger or consolidation with another company, "PRI" shall be deemed to include the entity surviving the merger or resulting from the consolidation.

          6.1.2. Manager represents that it shall use commercially reasonable efforts to provide that level and quality of services supporting the provision of the Equipment to healthcare facilities that is at least equal to the level and quality of services provided by companies similar to Front Range to healthcare facilities in the community.

     6.2. Duties and Responsibilities of Manager.

          6.2.1. The Manager shall have such rights, duties and powers as are set forth in this Agreement, and such additional powers, rights and duties as may be granted to Manager by the Members from time to time. The Manager shall be the chief executive officer of the Company, and has sole responsibility for the general management, supervision, direction, and control of the business of Front Range as is typically vested in the office of president of a corporation. Except to the extent otherwise provided herein, the Manager shall have all of the rights and powers which may be possessed by Managers under the Law including, without limitation, the right and power to:

               A. Preside at all meetings of the Members;

               B. Acquire by purchase, lease or otherwise any real or personal property, including but not limited to the lease or acquisition of the Equipment, which may be necessary, convenient or incidental to the accomplishment of the purposes of Front Range;

               C. Operate, maintain, finance, refinance, improve, construct, own, grant options with respect to, sell, convey, assign, mortgage and lease any real estate and any personal property necessary, convenient or incidental to the accomplishment of the purposes of Front Range;

               D.  Execute  any  and  all  agreements,   contracts,   documents,
certifications, and instruments necessary or convenient in connection with the management, maintenance and operation of Front Range;

               E. Borrow money and issue evidences of indebtedness necessary, convenient or incidental to the accomplishment of the purposes of Front Range, and secure the same by mortgage, pledge or other lien on any Front Range property, as are necessary to consummate the purchase or refinancing of any Front Range Property;

               F. Execute, in furtherance of any or all of the purposes of Front Range, any deed, lease, mortgage, deed of trust, mortgage note, promissory note, bill of sale, contract or other instrument purporting to convey or encumber any or all of Front Range Property;

               G. Prepay in whole or in part, refinance, recast, increase, modify or extend any liabilities affecting Front Range Property and in connection therewith execute any extensions or renewals of encumbrances on any or all of Front Range property;

               H. Care for and distribute funds to the Members by way of cash, income, return of capital or otherwise, all in accordance with the provisions of this Agreement, and perform all matters in furtherance of the objectives of Front Range or this Agreement;

               I. Contract on behalf of Front Range for the employment and services of employees and/or independent contractors and delegate to such persons the duty to manage or supervise any of the assets or operations of Front Range;

               J. Execute any contract, agreement, deed, bill of sale, mortgage, lease, contract of sale, or other commitment purporting to convey or encumber the interest of Front Range in all or any portion of any real, leasehold or personal property at any time held in its name, and no other signatures shall be required;

               K. Engage in any kind of activity and perform and carry out contracts of any kind (including contracts of insurance covering risks to Front Range and Manager liability) necessary or incidental to, or in connection with, the accomplishment of the purposes of Front Range, as may be lawfully carried on or performed by a Front Range under the laws of each state in which Front Range is then formed or qualified;

               L. Make any and all elections for federal, state and local tax purposes including, without limitation, any election, if permitted by applicable law: (i) to adjust the basis of Front Range Property pursuant to Code sections 754, 734(b) and 743(b), or comparable provisions of state or local law, in connection with transfers of Percentage Interest, and Front Range distributions
(ii) to extend the statute of limitations for assessment of tax deficiencies against Members with respect to adjustments to Front Range's federal, state or local tax returns, and (iii) to represent Front Range, and Members before taxing authorities or courts of competent jurisdiction in tax matters affecting Front Range, and Members in their capacity as Members, and to execute any agreements or other documents relating to or affecting such tax matters, including agreements or other documents that bind the Members with respect to such tax matters or otherwise affect the rights of Front Range, or its Members. The Manager is not required to make any election. If there is any cost or time required to Front Range or the Manager in making an election that does not benefit equally all of the members, the Manager may, in its sole and absolute discretion charge such Member a reasonable fee; and

               M. All other rights and authority to run the business of Front Range, as provided for in the Law.

          6.2.2. Manager is specifically authorized to contract with or otherwise engage the services of Physiologic Reps Inc., a California corporation affiliated with Manager ("PRI"), to manage the business of the Corporation pursuant to the terms of a management agreement between PRI and the Corporation ("Management Agreement"). The Management Agreement shall provide for compensation of PRI at fair market value rates and shall include reimbursement to PRI by the Corporation of all operating expenses and costs incurred by PRI for or on behalf of the Corporation or allocated by PRI to the Corporation.

     6.3. Limitations on Rights and Powers. Except by the unanimous agreement of the Members evidenced in writing, neither the Manager nor any other officer of Front Range shall have authority to:

               A. Subject to the obligations of PRI as Manager, enter into or commit to any agreement, contract, commitment or obligation on behalf of Front Range obligating any Member to find additional capital, to make or guarantee a loan or to increase its personal liability either to Front Range or to third parties (this does not apply to the obligations of the Manager);

               B. Materially after the Business of Front Range or deviate from any business plan of Front Range approved by the Members;

               C. Permit or cause the Company to place title to any Property in the name of a nominee;

               D. Do any act in contravention of this Agreement; and

               E. Do any act that would make it impossible to carry on the Business of Front Range.

     6.4. Delegation of Powers. Manager may delegate authority to third parties to assist him in the management of the Company provided that at all times Manager remains in charge of and responsible for the management of the Company.

     6.5. Election of New Manager. Subject to Section 6.1 above, in the event PRI ceases to serve as Manager, then (a) PRI shall at its option continue to own its Interests, and (b) the Members shall elect a new Manager by the Vote of the Members. Any Manager shall also be a Member and shall own a minimum of a 1% Interest.

     6.6. Officers. The Manager, with the consent of the Members may appoint a secretary, a chief financial officer, and/or such other officers of the Company as the Business of Front Range may require, each of whom shall hold office for such period, have such authority and perform such duties as the Members may determine.

     6.7. Resignation. Manager or other officer of Front Range may resign at any time by giving written notice to the Members. Any such resignation shall take effect at the date of the receipt of such notice or at any later time specified therein; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

     6.8. Compensation of Manager. The Manager shall be compensated by the Company for its services as follows:

               A. Unless otherwise prohibited by this Agreement, the Company shall pay compensate and reimburse Manager for all services rendered, goods provided and expenses and costs paid to or on behalf of the Company or allocated to the Company by Manager or if so directed by Manager, to any third party company responsible for or providing certain management services to Company (the "Third Party Manager") pursuant to the terms of a management agreement between the Company and such Third Party Manager. The parties agree that Manager shall initially be paid $250.00 for each rental of equipment owned by the Company. This amount can be increased based on actual costs incurred by Manager as described above.


               B. The Company shall reimburse the Manager for the Manager's general and overhead expenses, this fee will be equal to twenty-five percent (25%) of the gross revenue of Front Range.

               C. The Company shall reimburse Manager and/or the Third Party Manager for all costs and expenses relating to the organization of the Company and the Business of the Company which were incurred prior to the effective date of the Initial Operating Agreement (including without limitation legal and accounting costs and fees); and

               D. The Manager shall not be entitled to any further compensation for services from the Company.

     6.9. Federal Income Tax Elections. The Manager on behalf of Front Range may make all elections for federal income tax purposes, including but not limited to, the following:

               A. To the extent permitted by applicable law and regulations, the election to use an accelerated depreciation method on any depreciable unit of the assets of Front Range; and

               B. In case of a transfer of all or part of the Interest of any Member, the election pursuant to Code sections 734, 743, and 754 of the Code to adjust the basis of the assets of Front Range.

     6.10. Tax Matters Partner.

          6.10.1. The Manager, shall act as the Tax Matters Partner of Front Range, as provided for in Treasury Regulations issued pursuant to Code section 6231. The Members hereby consent to such designation and agree to execute, certify, acknowledge, deliver, swear to, file and record at the appropriate public offices such documents as may be deemed necessary or appropriate to evidence such consent.

          6.10.2. To the extent and in the manner provided by applicable Code sections and Treasury regulations issued thereunder, Manager shall furnish the name, address, number of Units and taxpayer identification number of each Partner to the Internal Revenue Service ("IRS").

          6.10.3. The Manager shall register Front Range with the Secretary of the Treasury pursuant to Code section 6111, if appropriate. The Tax Matters Partner shall furnish to each Member the identification number assigned to Front Range pursuant to Code section 6111, which number shall be used by Front Range and the Members in connection with the filing of federal income tax returns and by the Members in connection with the filing of required notices of transfers of interests in Front Range.

          6.10.4. To the extent and in the manner provided by applicable Code sections and Treasury Regulations thereunder, the Manager shall inform each Member of administrative or judicial proceedings for the adjustment of Front Range items required to be taken into account by a Partner for income tax purposes (such administrative proceedings being referred to as a "tax audit" and such judicial proceedings being referred to as "judicial review").

          6.10.5. The Manager is authorized, but not required:

               A. To enter into any settlement with the IRS with respect to any tax audit or judicial review, and in the settlement agreement the Manager may expressly state that such agreement shall bind all Members except that such settlement agreement shall not bind any Member who (within the time prescribed pursuant to the Code and Regulations thereunder) files a statement with the IRS providing that the Manager shall not have the authority to enter into a settlement agreement on behalf of such Member;

               B. In the event that a notice of a final administrative adjustment at Front Range level of any item required to be taken into account by a Member for tax purposes (a "final adjustment") is mailed to the Manager, it may seek judicial review of such final adjustment, including the filing of a petition for readjustment with the United States Tax Court or the United States Claims Court, or the filing of a complaint for refund with the District Court of the United States for the district in which Front Range's principal place of business is located;

               C. To intervene in any action brought by any other member for judicial review of a final adjustment;

               D. To file a request for an administrative adjustment with the IRS at any time and, if any part of such request is not allowed by the IRS to file an appropriate pleading (petition or complaint), for judicial review with respect to such request;

               E. To enter into an agreement with the IRS to extend the period for assessing any tax which is attributable to any item required to be taken into account by a partner for federal income tax purposes, or an item affected by such item; and

               F. To take any other action on behalf of the Members or Front Range in connection with any tax audit or judicial review proceeding to the extent permitted by applicable law or Treasury Regulation.

               6.10.6. Front Range and each Member personally shall indemnify and reimburse the Manager, and each of its officers, directors, shareholder, employees, agents, attorneys, for all expenses, including legal and accounting fees (as such fees are incurred), claims, liabilities, losses and damages incurred in connection with any tax audit or judicial review proceeding with respect to the tax liability of the Members (other than the Managers personal tax liability), the payment of all such expenses shall be made before the distribution of cash available for distribution to the Members. The Manager shall not be obligated to provide funds for such purpose. The taking of any action and the incurring of any expense by the Manager in connection with any such proceeding, except to the extent required by law, is a matter in the sole discretion of the Manager and the provisions of limitations of liability of the Manager and indemnification set forth in this Agreement shall be fully applicable to the Manager in its capacity as such.

          6.11. Right to Rely.

               6.11.1. Any Person dealing with the Company may rely upon a certificate signed by the Manager as to (a) the identity of a Manager or any Member; (b) the existence or nonexistence of any fact or facts which constitute a condition precedent to acts by a Manager or which are in any other manner germane to the affairs of Front Range; (c) persons who are authorized to execute and deliver any instrument or document of Front Range; or (d) any act, or failure to act by Front Range or any other matter whatsoever involving Front Range or any Member.

               6.11.2. Persons dealing with the Company may rely upon the representation of the Manager that such Manager has the authority to make any commitment or undertaking on behalf of Front Range.

          6.12. Limitation on Liability of Manager. The Manager shall not be liable, responsible or accountable in damages or otherwise to Front Range or any Member for any action taken or failure to act (even if such action or failure to act constituted the simple negligence of the Manager, or even if gross negligence of the Manager or such officer, director or shareholder, employee, agent or representative thereof) on behalf of Front Range within the scope of the authority conferred on the Manager by this Agreement or by law unless such act or omission was performed or omitted, fraudulently.


7. Members Rights and Obligations

     7.1. Place of Meetings. Meetings of the Members shall be held at the principal office of Front Range, provided that Manager may designate another appropriate and convenient location, either within or without the State of California, upon notice to the Members.

     7.2. Annual Meeting. An annual meeting of the Members shall be held each year, within one month of the anniversary of the date of this Agreement. At the annual meeting, the Members shall transact such other business as may be properly brought before the meeting and if PRI is no longer the Manager, elect a Manager.

     7.3. Special Meeting. Special meetings of the Members may be called at any time by the Manager or by one or more Members holding an aggregate of more than ten percent (10%) of the Percentage Interests. Upon receipt of a written request, from the Members, which request may be mailed or delivered personally to the Manager, the Manager shall cause notice to be given to the Members that a meeting will be held at a time requested by the Members calling the meeting, which time for the meeting shall be not less than ten (10) nor more than sixty
(60) days after the receipt of such request. If such notice is not given within twenty (20) days after receipt of such request, the Members calling the meeting may give notice thereof in the manner provided by this Agreement.

     7.4. Notice of Meetings.

          7.4.1. Except as provided for in Section 7.3 for special meetings, notice of meetings shall be given to the Members in writing not less than ten
(10) nor more than sixty (60) days before the date of the meeting by the Manager. Notices for regular and special meetings shall be given personally, by mail, or by facsimile, and shall be sent to each Member's last known business address appearing on the books of Front Range. Such notice shall be deemed given at the time it is delivered personally, or deposited in the mail, or sent by facsimile.

          7.4.2. Notice of any meeting of Members shall specify the place, the day and the hour of the meeting, and (i) in case of a special meeting, the general nature of the business to be transacted, or (ii) in the case of an annual meeting, those matters which the Manager, at the date of mailing, intends to present for action by the Members.

     7.5. Meeting by Consent. The transactions of a meeting of Members which was not called or noticed pursuant to the provisions of Section 7.3 or 7.4 shall be valid as though transacted at a meeting duty held after regular call and notice, if Members holding in the aggregate fifty one percent (51%) or more of the Percentage Interests are present, and if, either before or after the meeting, each of the Members entitled to vote but not present (whether in person or by proxy, as that term is used in the Law) at the meeting signs a written waiver of notice, or a consent to the holding of such meeting, or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the records of Front Range. Attendance shall constitute a waiver of notice, unless objection shall be made.

     7.6. Actions without a Meeting.

          7.6.1. Any action which may be taken at any annual or special meeting of Members may be taken without a meeting and without prior notice if a consent in writing, setting forth the action so taken, shall be signed by Members holding in the aggregate the number of votes equal to or greater than the Vote, unless a lesser vote is provided for by this Agreement or the Law; provided, however, that any action which by the terms of this Agreement or by the Law is required to be taken pursuant to a greater vote of the Members and Manager may only be taken by a written consent which has been signed by Members holding the requisite number of votes.

          7.6.2. Unless the consents of all Members have been given in writing, notice of any approval made by the Members without a meeting by less than unanimous written consent shall be given at least ten (10) days before the consummation of the action authorized by such approval. Any Member giving a written consent may revoke the consent by a writing received by Front Range prior to the time that written consents of Members required to authorize the proposed action have been filed with Front Range. Such revocation is effective upon its receipt by Front Range.

          7.6.3 The Members shall elect three (3) Members to an Executive Board (the "Board") which shall consist of the three (3) elected Members and one person appointed by PRI. The Board shall have the right to authorize any actions requiring Member approval upon a unanimous vote of the Board in favor of the action.

     7.7. Quorum and Effect of Vote. Each Member and Manager shall have a number of votes equal to the Percentage Interest held by such Member, provided that if, pursuant to the Law or the terms of this Agreement, a Member is not entitled to vote on a specific matter, then such Member's number of votes and Percentage Interest shall not be considered for purposes of determining whether a quorum is present, or whether approval by Vote of the Members has been obtained, in respect of such specific matter. Members holding an aggregate of fifty-one percent (51%) or more of the Percentage Interests shall constitute a quorum at all meetings of the Members for the transaction of business, and the Vote of Members shall be required to approve any action, unless a greater vote is required or a lesser vote is provided for by this Agreement or by the Law.

     7.8. Non-Solicitation.  At all times while a Member and for a period of one
(1) year thereafter, each Member and each of its affiliates and successors agree that it shall not hire or solicit for employment or for service as a contractor, any employee or contractor of PRI or its affiliates or any Third Party Manager (collectively, the "PRI Parties"), while such individual is employed by or under contract with any of the PRI Parties and for a period of 180 days thereafter. The Members acknowledge and agree that monetary damages arising from a breach of this provision would be inadequate and difficult to ascertain and would cause the Company, Manager and Third Party Managers irreparable harm. Each Member therefore agrees that in the event it breaches this provision, the Company, Manager and/or Third Party Managers shall be entitled to such temporary and permanent injunctive relief in addition to any other remedies, including monetary damages, to which they may be entitled.

8. Restrictions On Transfer, Admission Of New Members

     8.1. Right of First Refusal.

          8.1.1. If a Member desires to sell or transfer its Interests (the "Selling Interests"), such Member shall give written notice (the "Transfer Notice") to Manager setting forth the proposed purchaser's name, the terms on which the Interests are to be sold or exchanged, and the purchase price. Only bona fide sales or exchanges are permitted.

          8.1.2. The Manager shall have the right to purchase the Selling Interests on the same terms as the terms of the bona fide offer set forth in the Transfer Notice. Within twenty (20) days of Manager receiving the Transfer Notice, Manager must exercise its option to acquire the Selling Interests. In the event the Manager does not exercise its option to acquire the Selling Interests, for any reason, then the Company Gate shall have a right of first refusal to acquire the Selling Interests upon the terms set forth in the Transfer Notice for ten (10) days. In no event can the Company or the Manager purchase less than the entire interest of the offering Member.

          8.1.3. If the Managers and Front Range do not exercise their right to purchase the offered Interests, the offering Member may within thirty (30) days after the Company fails to acquire the Selling Interests, and on the terms and conditions stated in the Transfer Notice, sell or transfer the Selling Interests to the purchaser named in the notice.

     8.2. Transfers In General. Except as otherwise set forth in this Section, a Member shall not sell, assign, transfer, pledge or hypothecate ("Transfer") all or any portion of their Interests in Front Range except as follows:

               A. Without the written consent of Manager, which consent may be unreasonably withheld;

               B. Subject to the right of first refusal set forth in Section 8.1 above;

               C. Such Transfer is with respect to a whole Interests;

               D. Such Transfer, when aggregated with any prior Transfers of Interests, does not result in a sale or exchange within a 12-month period of fifty percent (50%) or more of the total Interests in Front Range's capital and profits within the meaning of Section 708(b) of the IRC;

               E. The purchaser or transferee or assignee of the Interests executes, acknowledges, and delivers to Manager such instruments of transfer and assignment with respect to such transaction as are in form and substance satisfactory to Manager;

               F. Unless the transfer is to the heirs, devises or legatees of a deceased Member, such Member delivers to Manager an opinion of counsel satisfactory to Manager's counsel that the Interests may be sold in reliance on an exemption from such registration requirements; and,

               G. Such Member reimburses Front Range for all expenses of the Company in connection with such transaction (which, in no case will such fee be less than Five Hundred Dollars ($500) per Interest).

     8.3. Substituted Member. If the Person acquiring Interests from any Member elects to be admitted as a substituted Member with full rights of a Member, such Person must (i) deliver written notice of such election to the Manager; (ii) execute, and deliver to Front Range such other instruments as Manager may deem necessary or advisable to effect the admission of such person as a substituted Member, and (iii) secure the consent of the Manager which consent shall not be unreasonably withheld.

     8.4. Heirs. Devises And Legatees. The heirs, devises and legatees of a deceased Member shall have the rights of a transferee of a Member, subject to administration of such deceased Member's estate, and may become a substituted Members in lieu of the deceased Member upon the consent of Manager and compliance with the conditions of Section 8 hereof.

     8.5. Distributions And Allocations In Respect To Transferred Interests. If any Interest is sold, assigned or transferred during any accounting period in compliance with the provisions of this Section, profits, losses, each item thereof and all other items attributable to such Member's interest shall be divided and allocated between the transferor and the transferee by taking into account their varying interests during the period In accordance with IRC Section 706(d), using any conventions permitted by law and selected by Manager. All distributions on or before the date of such transfer shall be made to the transferor, and all distributions thereafter shall be made to the transferee.

     8.6. Consequences of Actions in Violation of this Section 8. If a Member at any time attempts to sell, assign, transfer, pledge, hypothecate, mortgage, encumber or otherwise dispose of his or her Interests or any part thereof in violation of the provisions of this Article, no assignee, transferee or pledgee thereof, or holder of the mortgage or encumbrance with respect thereto, shall be deemed a substituted Member, or have any right or interest in such Interests, or rights therein, and any purported Transfer shall be void ab initio.

     8.7. Conditions Precedent to Membership.A Person shall not be a Member until (i) the Manager shall have approved the admission of such proposed Member;
(ii) the Capital Contribution  required of such Person shall have been made; and
(iii) such Person has become a party to this Agreement.

9. Books, Records, Reports And Bank Accounts

     9.1. Maintenance of Books and Records. The books and records of Front Range shall be maintained in accordance with generally accepted accounting principles, and for financial reporting purposes, shall be kept on the accrual method of accounting applied in a consistent manner and shall reflect all transactions of Front Range and be appropriate and adequate for the purposes of Front Range.

     9.2. Records. The following shall be maintained at the principal office of the Company:

               A. A current list of the full name and last known business or residence address of each Member and of the Manager, set forth in alphabetical order, together with the Capital Contributions and share in Net Profits and Net Loss of each Member;

               B. A copy of the Articles of Organization and any amendments thereto, together with any powers of attorney pursuant to which the Articles of Organization and any amendments thereto were executed;

               C. Copies of Front Range's federal, state and local income tax or information returns and reports, if any, for the six most recent Fiscal Years;

               D. A copy of this Agreement and any amendments thereto, together with any powers of attorney pursuant to which this Agreement and any amendments thereto were executed;

               E. Copies of the financial statements of Front Range, if any, for the six most recent Fiscal Years;

               F. Front Range's books and records as they relate to the internal affairs of Front Range for at least the current and past four Fiscal Years;

               G. Originals or copies of all minutes, actions by written consent, consents to action and waivers of notice to Members and of an vote, actions and consents; and

               H. Any other information required to be maintained by Front Range pursuant to the Law.

     9.3. Annual Accounting. Within 120 days after the close of each Fiscal Year of Front Range, the Manager shall (i) cause to be prepared and submitted to each Member a balance sheet and income statement for the preceding Fiscal Year (or portion thereof) in conformity with generally accepted accounting principles and
(ii) provide to the Members all information necessary for them to complete federal and state tax returns.

     9.4. Inspection and Audit Rights. Each Member has the right upon reasonable request, for purposes reasonably related to the interest of that Person, to inspect and copy during normal business hours any of Front Range books and records required to be maintained in accordance with Section 9. Such right may be exercised by the Person or by that Person's agent or attorney. Any Member may require a review and/or audit of the books, records and reports of Front Range. The determination of the Manager as to adjustments to the financial reports, books, records and returns of Front Range, in the absence of fraud, shall be final and binding upon Front Range and all of the Members. The inspecting Member shall not use the information maintained for any commercial or business purpose, and will keep all information obtained as confidential.

     9.5. Rights of Members. Upon the request of a Member, for purposes reasonably related to the interest of that Person, the Manager shall promptly deliver to the Member, at the expense of Front Range, a copy of this Agreement and a copy of the information listed in Section 9 hereof.

     9.6. Bank Accounts. The bank accounts of Front Range shall be maintained in such banking institutions as the Manager shall determine, including any bank with which the Manager or an Affiliate does business.

10. Termination And Dissolution

     10.1. Dissolution. Front Range shall be dissolved upon the first to occur of any of the following events:

               A. When the Period of Duration of Front Range expires;

               B. The Vote of the Members to dissolve Front Range;

               C. The death, withdrawal, resignation, expulsion, bankruptcy or dissolution of the Manager or the occurrence of any other event which terminates the Manager's continued membership in Front Range, unless the business of Front Range is continued by the unanimous vote of all remaining Members within ninety
(90) days of the happening of that event; or

               D. If legislation is enacted, regulations promulgated in final form, or there is an administrative or judicial interpretation of law that renders it illegal or impractical for Front Range to operate profitably. The Manager may rely upon the written opinion of an attorney or law firm that specializes in health care matters in making this determination.

     10.2. Statement of Intent to Dissolve. As soon as possible after the occurrence of any of the events specified in Section 10.1 above, Front Range shall execute a Statement of Intent to Dissolve in such form as prescribed by the Secretary of State.

     10.3. Conduct of Business. Upon the filing of the Statement of Intent to Dissolve with the Secretary of State, Front Range shall cease to carry on its business, except insofar as may be necessary for the winding up of its business, but Front Range's separate existence shall continue until the Articles of Dissolution have been filed with the Secretary of State or until a decree dissolving Front Range has been entered by a court of competent jurisdiction.

     10.4. Distribution of Net Proceeds. Net Profits and Losses, and Available Cash Flow shall be distributed to Members during the winding-up period in the same manner and the same priorities as provided for in Articles 4 and 5 hereof.

     10.5. Proceeds of Liquidation.

          10.5.1. The proceeds from the liquidation of Property shall be applied in the following order (i) to the payment of creditors, in the order of priority as provided by law, except to Members on account of their contributions; (ii) to the payment of loans or advances that may have been made by Manager for working capital or other requirements of Front Range; and finally (iii) to the Members, in accordance with the positive balances in their Capital Accounts, after adjustments for all allocations of Net Profits and Net Loss of the Members.

          10.5.2. Where the distribution pursuant to this Section 10.4 consists both of cash (or cash equivalents) and non-cash assets, the cash (or cash equivalents) shall first be distributed, in a descending order, to fully satisfy each category starting with the most preferred category above. In the case of non cash assets, the distribution values are to be based on the fair market value thereof as determined in good faith by the liquidator, and the shortest maturity portion of such non-cash assets (e.g., notes or other indebtedness) shall, to the extent such non-cash assets are readily divisible, be distributed, in a descending order, to fully satisfy each category above, starting with the most preferred category.

11. Indemnification

     11.1. Indemnification of Manager.

          11.1.1. Front Range shall indemnify, to the broadest extent permitted by California law, and hold harmless the Manager and each of its officers, directors, shareholders, attorneys-at-law or in-fact, affiliates, representatives, agents and employees (the "Indemnitees") from any loss, liability or damage (including reasonable attorney's fees which shall be paid as incurred) incurred or suffered by Manager or Indemnitee by reason of any act performed or omitted to be performed by Manager or its Indemnitees in connection with the Business of Front Range. This indemnification specifically includes but is not limited to any claim against the Manager (i) by the Members; (ii) as a result of any claim or claims that the Manager is liable as such for any Front Range obligation which Front Range is unable to pay; and (iii) relating to any liability or damage incurred by reason of any act performed or omitted to be performed by the Manager in connection with the business of Front Range, including all such liabilities under federal and state securities laws, the fullest extend permitted by law.

          11.1.2. All judgments or other assessments against Front Range and the Manager and/or Indemnitees for which the Manager and/or Indemnitees are entitled to indemnification shall be first satisfied from Front Range assets before the Manager or Indemnitees shall be required to satisfy such liability or obligation; provided, however, that such indemnification or agreement to hold harmless shall be recoverable only out of Front Range assets and not from the Members.

          11.1.3. Any indemnification required to be made by Front Range shall be made promptly following the determination by a final judgment of any court, settlement, contract or otherwise of the loss, liability or damage incurred or suffered by Manager and/or Indemnitees.

          11.1.4. The Manager and Indemnitees shall not be liable to Front Range for any loss, liability or damage suffered or incurred by Front Range, directly or indirectly, in connection with their activities; provided that the action of a the Manager or Indemnitee entitled to indemnification did not constitute fraud (however, until there is a judicial determination of fraud, the indemnification and defense shall be provided to Manager and Indemnitees).

          11.1.5. Expenses incurred by Manager or an Indemnitee in defending any claim, demand, action, suit or proceeding subject to Section 11.1 shall, from time to time, be advanced by Front Range prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by Front Range of a written agreement by or on behalf of the Manager or Indemnitee that it shall repay any amounts to which it shall be determined that such Person is not entitled to be indemnified.

          11.1.6. The indemnification provided by Section 11.1 shall be in addition to any other rights to the Manager and/or Indemnitee may be entitled under any agreement, Vote of the Members, as a matter of law or equity or otherwise, both as to action in the Indemnitee's capacity as a Member, as an Affiliate or as an officer, director, employee, agent or Principal of a Member and as to any action in another capacity, and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

     11.2. Insurance. Front Range may purchase and maintain insurance, at Front Range's expense, on behalf of the Members and such other Persons as the Members shall determine, against any liability that may be asserted against, or any expense that may be incurred by, such Person in connection with the activities of Front Range and/or the Manager's and/or Members' acts or omissions would have the power to indemnify such Person against such liability under the provisions of this Agreement.

     11.3. Assets of the Company. Any indemnification shall be satisfied solely out of the assets of Front Range. No Member shall be subject to personal liability or required to fund or to cause to be funded any obligation by reason of these indemnification provisions.

12. Issuance Of Certificates

     12.1. Issuance of Certificates. The Interest of each Member shall be represented by a Front Range Certificate. Upon the execution of this Agreement and the payment of the Capital Contributions by a Member, the Manager shall cause Front Range to issue one or more Front Range Certificates in the name of each Member certifying that the Person named therein is the record holder of Front Range Units set forth therein. For purposes of this Agreement, the term "record holder' shall mean the person whose name appears in the books and records of Front Range.

     12.2. Transfer of Certificates. A Front Range Interest which is transferred in accordance with the terms of this Agreement shall be transferable on the books of Front Range by the record holder thereof in person or by such record holders duly authorized attorney, but, except as provided in Section 12.3 hereof with respect to lost, stolen or destroyed certificates, no transfer of a Front Range Interest shall be entered until the previously issued Front Range Certificate representing such Front Range Interest shall have been surrendered to Front Range and cancelled and a replacement Front Range Certificate issued to the assignee of such Front Range Interest in accordance with such procedures as the Manager may establish. The Manager shall issue to the transferring Member a new Front Range Certificate representing Front Range Units not being transferred by the Member, in the event such Member only transferred some, but not all, of Front Range Units represented by the original Front Range Certificate. Except as otherwise required by law, Front Range shall be entitled to treat the record holder of a Front Range Certificate on its books as the owner thereof for all purposes regardless of any notice or knowledge to the contrary.

     12.3. Lost, Stolen or Destroyed Certificates.

          12.3.1. Front Range shall issue a new Front Range Certificate in place of any Front Range Certificate previously issued if the record holder of Front Range Certificate:

               A.   Provides   proof  by   affidavit,   in  form  and  substance
satisfactory to the Manager, that a previously issued Front Range Certificate has been lost, destroyed or stolen;

               B. Requests the issuance of a new Front Range Certificate before Front Range has notice that Front Range Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;

               C. If requested by the Manager, delivers to Front Range a bond, in form and substance reasonably satisfactory to the Manager, with such surety or sureties and with fixed or open penalty as the Manager may direct, in his reasonable discretion, to indemnify Front Range against any claim that may be made on account of the alleged loss, destruction or theft of Front Range Certificate; and

               D. Satisfies any other reasonable requirements imposed by the Manager.

          12.3.2. If a Member fails to notify Front Range within a reasonable time after it has notice of the loss, destruction or theft of a Front Range Certificate, and a transfer of Front Range Interest represented by Front Range Certificate is registered before receiving such notification, Front Range shall have no liability with respect to any claim against Front Range for such transfer or for a new Front Range Certificate.

13. Amendments

     13.1. Amendment. This Agreement may be adopted, altered, amended, or repealed and a new operating agreement may be adopted by a Vote of the Members.

     13.2. Amendment of the Articles of Organization. In no event shall the Articles of Organization be amended without the Vote of Members.

14. Investment Representations

     14.1. Representations. Each Member hereby represents and warrants to and covenants with the Manager and Front Range as follows:

          14.1.1. The Percentage Interests, and any and all rights related to Front Range acquired hereby has been acquired in good faith for the personal account of the Member, and not with a view to or for sale in connection with any distribution thereof.

          14.1.2.  The  Member  meets the  Suitability  Standards  described  in
Section 14.1(c) hereof, and in any event, either (i) has a pre-existing personal or business relationship with Manager, or any of its officers, directors or controlling Persons of the Manager, or (ii) by reason of the Member's business and financial experience or the business and financial experience of his professional advisor who is not affiliated with and who is not compensated by Front Range, the Manager or either of their affiliates, directly or indirectly, can be reasonably assumed to have the capacity to protect his own interest in connection with his investment in Front Range and can bear the loss of their entire investment.

          14.1.3. If an individual, the Member is at least 21 years of age and meets the following financial suitability requirements (which are intended to mirror the "accredited investor" rules under Regulation D):

               A. Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $ 300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year; or

               B. An individual (or jointly with his/her spouse) whose net worth is more than $1 million (exclusive of home and automobile) at the time of the purchase; or

               C. Any ERISA plan the investment decision is made by a plan fiduciary, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the plan has total assets in excess of $ 5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors; or

               D. Any trust, with total assets in excess of $5,000,000, that is not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Regulation D Rule 506(b)(2)(ii); or

               E. A California or Utah corporation, partnership or limited liability company, all of the shareholders/members of which are persons described in clause "A." through "D.", above.

          14.1.4. The Members and each of them has been reasonably provided with full and complete access to all agreements, leases, documents, plans, specifications, financial information and the like as they have requested (collectively referred to as "Documents"); the Manager has made available to the Members all Documents, and has answered the satisfaction of the foregoing persons all questions of the foregoing persons, and Members have been represented by, and have consulted with, competent and experienced accounting, business and legal advisors of their own choosing in negotiating the terms of this Agreement and in investigating the proposed activities of Front Range.

               A. That their respective interests in Front Range are being acquired for investment purposes and that they are not acquiring the same with a view toward the sale or distribution thereof. In furtherance of this representation, all Members acknowledge that Front Range Interests have not been registered under the Securities Act of 1933, as amended (the "1933 Act") in reliance on the exemptions afforded by Section 4(2) of the 1933 Act (and the rules promulgated thereunder), and the private offering exemption of the California Corporations Code set forth in Section 25102(f) and Utah Law 61-1-14(2)(n) [non-public offering exemption]. Therefore, to preserve said exemptions and notwithstanding anything contained herein to the contrary, the Members hereby agree that interests of the Member shall be nontransferable and nonassignable, except in compliance with registration provisions of the 1933 Act, or an exemption or exemptions therefrom, and in compliance with (or exemptions from) California and Utah securities laws and rules and regulations promulgated thereunder, and any attempted or purported transfer or assignment in violation of the foregoing shall be void and of no effect;

               B. Accordingly, as an additional condition precedent to any assignment or other transfer of any interest in Front Range, the Manager may require an opinion of counsel satisfactory to the Manager that such assignment or transfer will be made in compliance with the registration provisions of the 1933 Act or exemption(s) therefrom, and in compliance with (or exemption from) applicable state securities laws and rules and regulations promulgated thereunder, and such transferor or assignor shall be responsible for paying said counsel's fee for the opinion. The foregoing shall not limit the restrictive legend set forth at the beginning of this Agreement.

15. Conflicts Of Interest

     15.1. Independent Activities. Notwithstanding anything in Section 15.3 to the contrary, Manager, PRI, and each of their officers, directors, shareholders and Affiliates (collectively the "Managing Parties") may engage in whatever activities each may choose, whether the same are competitive with Front Range or otherwise, without having or incurring any obligation to offer any interest in such activities to Front Range or to any Member. Neither this Agreement nor any activity undertaken pursuant hereto shall prevent the Managing Parties from engaging in such activities, or require the Managing Parties to permit Front Range or any Member to participate in any such activities, and as a material part of the consideration for the execution of this Agreement by the Manager and the admission of each Member, each Member hereby waives, relinquishes and renounces any such right or claim of participation.

     15.2. Investment Opportunities. Neither the Manager, its officers, directors, shareholders, nor any Affiliate of the Manager shall be obligated to present any particular investment opportunity to Front Range, or to any Member even if the opportunity is of a character which, if presented to Front Range or the Member could be taken by Front Range or the Member, and Manager and/or its officers, directors, shareholders, and Affiliates have the right to take for its own account or to recommend to others any investment opportunity, and each Member hereby waives any and all rights he may have in such opportunity, or as against Manager, its officers, directors, shareholders, and Affiliates to personally taking such opportunity without sharing it with Front Range or the Members.

     15.3. Competition. No Member nor any of the Member's officers, directors, shareholders, or Affiliate may own, or operate any laser that is competitive with the lasers owned by Front Range. It is specifically provided however, that no Member nor any Affiliate of a Member is under any obligation whatsoever to refer patients to any company or facility in which a laser owned or leased by the Company is sited.

16. Miscellaneous Provisions

     16.1. Additional Documents. Each Member, upon the request of the Manager, agrees to perform all further acts and execute, acknowledge and deliver all documents which may be reasonably necessary, appropriate or desirable to carry out the provisions of this Agreement, including but not limited to acknowledging before a notary public any signature heretofore or hereafter made by a Member.

     16.2. Arbitration.

          16.2.1. Any Member may require the arbitration of any dispute between Members or between a member and the Manager arising under or in connection with this Agreement or any related agreement. Such Member may initiate and require arbitration by giving notice to the other parties specifying the matter to be arbitrated. If legal action is already pending on any matter concerning which the notice is given, the notice shall not be effective unless given by the defendant therein and given before the expiration of twenty (20) days after service of process on the person giving the notice. Except as provided to the contrary in these provisions on arbitration, the arbitration shall be in conformity with and subject to applicable rules and procedures of the American Arbitration Association ("AAA"). If AAA is not then in existence and there is no successor, or if for any reason AAA fails or refuses to act, the arbitration shall be in conformity with and subject to the provisions of applicable California statutes (if any) relating to arbitration at the time of the notice. The arbitrators shall be bound by this agreement and all related agreements. Pleadings in any action pending on the same matter shall, if arbitration is required as aforesaid, be deemed amended to limit the issues to those contemplated by the rules prescribed above. Each Member shall pay the costs of arbitration, including arbitrator's fees, as awarded by the arbitrator(s). The number and selection of arbitrator(s) shall be in accordance with the rules prescribed above, except that (i) each arbitrator selected shall be neutral and familiar with the principal subject matter of the issues to be arbitrated, such as, by way of example, real estate development, or real estate management, or such other subject matter as may be at issue, (ii) the testimony of witnesses shall be given under oath, and (iii) depositions and other discovery may be ordered by the arbitrator(s).

          16.2.2. BY SUBSCRIBING TO THE INTERESTS, AND BECOMING A MEMBER, YOU ARE AGREEING TO HAVE ANY DISPUTE ARISING OUT OF THE MATTERS INCLUDED IN THE 'ARBITRATION OF DISPUTES' PROVISION DECIDED BY NEUTRAL ARBITRATION AND YOU ARE GIVING UP ANY RIGHTS YOU MIGHT POSSESS TO HAVE THE DISPUTE LITIGATED IN A COURT OR JURY TRIAL. EACH MEMBER GIVES UP THEIR JUDICIAL RIGHTS TO DISCOVERY AND APPEAL, UNLESS SUCH RIGHTS ARE SPECIFICALLY INCLUDED IN THE ARBITRATION OF DISPUTES' PROVISION. IF YOU REFUSE TO SUBMIT TO ARBITRATION AFTER AGREEING TO THIS PROVISION YOU MAY BE COMPELLED TO ARBITRATE UNDER THE AUTHORITY OF THE APPLICABLE STATE STATUTE. YOUR AGREEMENT TO THIS ARBITRATION PROVISION IS VOLUNTARY.

     16.3. Attorney's Fees. In the event of any litigation, arbitration or other dispute arising as a result of or by reason of this Agreement, the prevailing party in any such litigation, arbitration or other dispute shall be entitled to, in addition to any other damages assessed, its reasonable attorneys' fees, and all other costs and expenses incurred in connection with settling or resolving such dispute. The attorneys' fees which the prevailing party is entitled to recover shall include fees for prosecuting or defending any appeal and shall be awarded for any supplemental proceedings until the final judgment is satisfied in full. In addition to the foregoing award of attorneys' fees to the prevailing party, the prevailing party in any lawsuit or arbitration procedure on this Agreement shall be entitled to its reasonable attorneys' fees incurred in any post judgment proceedings to collect or enforce the judgment. This attorneys' fees provision is separate and several and shall survive the merger of this Agreement into any judgment.

     16.4. Confidentiality. The Members hereby agree that it is in all of their best interests to keep this Agreement and all financial information concerning the business of the Company confidential.

     16.5. Construction. The language in all parts of this Agreement shall be in all cases construed simply according to its fair meaning and not strictly for or against any of the Members.

     16.6. Counterparts. This Agreement may be executed in several counterparts, and all counterparts so executed shall constitute one Agreement, binding on all of the parties hereto, notwithstanding that all of the parties are not signatory to the original or the same counterpart.

     16.7. Entire Agreement. This Agreement, the Management Agreement, and the Articles of Organization constitute the entire agreement of the Members with respect to, and supersede all prior written and oral agreements, understandings and negotiations with respect to, the subject matter hereof.

     16.8. Further Actions. Each of the Members agrees to execute, acknowledge and deliver such additional documents, and take such further actions, as may reasonably be required from time to time to carry out each of the provisions, and the intent, of this Agreement, and every agreement or document relating hereto, or entered into in connection herewith.

     16.9. Governing Law. This Agreement shall be construed according to the laws of the State of California.

     16.10. Notice. Except for notices to be given under Articles 6 and 7 for purposes of meetings of Managers and meetings of Members, any notice or other communication required or permitted hereunder shall be in writing and shall be deemed to have been given if personally delivered, transmitted by facsimile (with mechanical confirmation of transmission), or deposited in the United States mail, registered or certified, postage prepaid, addressed to the parties' addresses set forth below. Notices given in the manner provided for in this
Section 16.10 shall be deemed effective on the third day following deposit in the mail or on the day of transmission or delivery if given by facsimile or by hand. Notices must be addressed to the parties hereto at such address as is indicated that their subscription agreement, or such address as Front Range mails the tax information for a Member. Notices to the Manager shall be addressed to the office of Front Range.

     16.11. No Partition. The Members agree that the Property that Front Range may own or have an interest in is not suitable for partition. Each of the Members hereby irrevocably waives any and all rights that it may have to maintain any action for partition of any Property Front Range may at any time have an interest in.

     16.12. Pronouns and Plurals. Whenever the context may require, any pronoun used in this Agreement shall include the corresponding masculine, feminine and neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa.

     16.13. Section Headings. The captions of the Articles or Sections in this Agreement are for convenience only and in no way define, limit, extend or describe the scope or intent of any of the provisions hereof, shall not be deemed part of this Agreement and shall not be used in construing or interpreting this Agreement.

     16.14. Severability. In the event any Section, or any sentence within any Section, is declared by a court of competent jurisdiction to be void or unenforceable, such sentence or Section shall be deemed severed from the remainder of this Agreement and the balance of this Agreement shall remain in full force and effect.

     16.15. Survival. This Agreement shall be binding upon, and, as to permitted or accepted successors, transferees and assigns, inure to the benefit of the Members and Front Range and their respective heirs, legatees, legal representatives, successors, transferees and assigns, in all cases whether by the laws of descent and distribution, merger, reverse merger, consolidation, sale of assets, other sale, operation of law or otherwise.

     16.16. No Third Party Beneficiaries. There are no third party beneficiaries of this Agreement.

     16.17. Waiver No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute a waiver of any such breach or any other covenant, duty, agreement or condition.

     16.18. Waiver of Jury. With respect to any dispute arising under or in connection with this agreement or any related agreement, as to which no member invokes the right to arbitration herein above provided, or as to which legal action nevertheless occurs, each member hereby irrevocably waives all rights it may have to demand a jury trial. This waiver is knowingly, intentionally, and voluntarily made by the members and each member acknowledges that none of the other members nor any person acting on behalf of the other parties has made any representation of fact to induce this waiver of trial by jury or in any way to modify or nullify its effect. The members each further acknowledge that it has been represented (or has had the opportunity to be represented) in the signing of this agreement and in the making of this waiver by independent legal counsel, selected of its own free will, and that it has had the opportunity to discuss this waiver with counsel. The members each further acknowledge that it has read and understand the meaning and ramifications of this waiver provision.

     IN WITNESS WHEREOF, the parties hereto have hereunto executed this Agreement as of the date first written above.



                                        PHYSIOLOGIC REPS INC. ("PRI")


                                      By:_____________________________
                                          Bruce J. Haber, Chairman


                                      By: _____________________________
                                           , Member

RE: Comment #5
---------------
                                 Schedule 1.1(A)
                         Percentage Interests of Members

Name                                               Percentage Interest Owned
--------------------------------------------------------------------------------




Emergent Group Inc.
Stock Option Rollforward - Weighted Average Exercise Price
Year Ended December 31, 2004

Re: Comment #5
--------------

                               ------------------------------------------
                                        Balance, January 1, 2003
                               ------------------------------------------
                                 Exercise          Options                            Granted                    Cancelled
                                   Price         Outstanding      Total     # of Options      Total $   # of Options      Total $
                               ---------------------------------------------------------------------------------------------------
Common Stock Options                 $ 0.40         271,151      108,460         226,701      90,680          26,683       10,673
                                     $ 8.00           4,000       32,000
                                    $ 40.00          14,625      585,000                                       4,000      160,000
                                     $ 8.00          59,000      472,000
                                    $ 40.00           1,875       75,000
                                   $ 162.00             171       27,702
                                    $ 27.20           1,114       30,301
                               ---------------------------------------------------------------------------------------------------
                                                    351,936    1,330,463         226,701      90,680          30,683      170,673
Weighted Average Exercise Price                                     3.78                        0.40                         5.56
                               ---------------------------------------------------------------------------------------------------
Per Form 10-KSB                                                     0.02                        0.40                         5.66



                               -----------------------------------------
                                         Balance, 12/31/03
                               -----------------------------------------
                                 Exercise          Options                           Granted                    Cancelled
                                   Price         Outstanding      Total     # of Options     Total $   # of Options      Total $
                               ---------------------------------------------------------------------------------------------------

Common Stock Options                 $ 0.40         471,169      188,468         95,000      38,000         172,279       68,912
                                     $ 8.00           4,000       32,000                                      4,000       32,000
                                    $ 40.00          10,625      425,000                                        125        5,000
                                     $ 8.00          59,000      472,000                                     52,500      420,000
                                    $ 40.00           1,875       75,000
                                   $ 162.00             171       27,702
                                    $ 27.20           1,114       30,301                                          5          136
                               ---------------------------------------------------------------------------------------------------

                                                    547,954    1,250,470         95,000      38,000         228,909      526,048
Weighted Average Exercise Price                                     2.28                       0.40                         2.30
                                            --------------------------------------------------------------------------------------
Per Form 10-KSB                                                     0.50                       0.40                         1.90





                               ------------------------------------------
                                              Balance, 12/31/04
                               ------------------------------------------
                                 Exercise      Options                    Options
                                   Price     Outstanding     Total      Exercisable       Total
                               ---------------------------------------------------------------------

Common Stock Options                 $ 0.40        393,890    157,556         203,747        81,499
                                     $ 8.00              0          0               0             0
                                    $ 40.00         10,500    420,000          10,500       420,000
                                     $ 8.00          6,500     52,000           6,500        52,000
                                    $ 40.00          1,875     75,000           1,875        75,000
                                   $ 162.00            171     27,702             171        27,702
                                    $ 27.20          1,109     30,165           1,109        30,165
                               ---------------------------------------------------------------------

                                                   414,045    762,423         223,902       686,366
Weighted Average Exercise Price                                  1.84                          3.07
                                           ---------------------------------------------------------
Per Form 10-KSB                                                  1.80                          2.97
